iStar Financial Inc.
1114 Avenue of the Americas
New York, NY 10036
(212) 930-9400

News Release

COMPANY CONTACTS		NYSE: SFI
Catherine D. Rice Chief Financial Officer	Andrew C. Richardson Executive Vice President-Capital Markets	Andrew G. Backman Vice President-Investor Relations

iStar Completes Cash Tender Offer for Shares of Falcon Financial Investment Trust

        NEW YORK—March 1, 2005—iStar Financial Inc. (NYSE: SFI), the leading publicly traded finance company focused on the commercial real estate industry, announced today the successful completion of its cash tender offer for all of the common shares of beneficial interest of Falcon Financial Investment Trust (Nasdaq: FLCN) for $7.50 per share, without interest (subject to applicable withholding taxes).

        The offer expired, as scheduled, at 12:00 midnight, New York City time, on Monday, February 28, 2005. As of the expiration of the offer, 15,597,828 common shares of beneficial interest representing approximately 97.7% of Falcon Financial's issued and outstanding shares had been tendered and not withdrawn. All validly tendered shares have been accepted for purchase in accordance with the terms of the tender offer and iStar Financial will promptly pay for validly tendered shares.

        iStar Financial's tender offer was conducted through its wholly owned subsidiary, Flash Acquisition Company LLC. iStar Financial intends to complete the acquisition of Falcon Financial through a merger of Flash with and into Falcon Financial as soon as practicable. Since iStar Financial will acquire shares that constitute at least 90% of the outstanding shares of Falcon Financial, iStar Financial will be able, under applicable state law, to complete the merger without the need for a meeting of the shareholders of Falcon Financial. As a result of the merger, all outstanding shares of Falcon Financial not purchased by iStar Financial in the tender offer will be converted into the right to receive $7.50 per share, without interest (subject to applicable withholding taxes).

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        iStar Financial is the leading publicly traded finance company focused on the commercial real estate industry. The Company provides custom-tailored financing to high-end private and corporate owners of real estate nationwide, including senior and junior mortgage debt, senior and mezzanine corporate capital, and corporate net lease financing. The Company, which is taxed as a real estate investment trust, seeks to deliver a strong dividend and superior risk-adjusted returns on equity to shareholders by providing the highest quality financing solutions to its customers. Additional information on iStar Financial is available on the Company's website at www.istarfinancial.com.